UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2022

VV Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2800 Patterson Ave., Richmond, Virginia, 23221
(Full mailing address of principal executive offices)

804-510-0638
(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

ITEM 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Since its formation June 16, 2020, VV Markets, a Delaware series limited liability company (“VV Markets”, “we”, “us”, “our”, or “the Company”), has been engaged primarily in acquiring and managing investment grade collectible wines and spirits for the benefit of the investors. Vinvesto, Inc. d/b/a Vint is the manager of our company (“our Manager”) and serves as the manager for each series. We offer and sell interests under Regulation A, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a number of separate individual series, and investors in any series acquire a proportional share of income and liabilities as they pertain to a particular series. The sole assets of any given series at the time of an offering are the underlying assets related to such series.

We are devoting substantially all our efforts to establishing our business. As such, and because of the start-up nature of the Company’s and the Manager’s business, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our organizational structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward including the managers ability to:

-continue to source high quality Underlying Assets at reasonable prices to securitize through the Platform

-market the Platform and the offerings in individual series of the Company and attract investors to the Platform to acquire the interests issued by series of the Company;

-continue to develop the Platform and provide the information and technology infrastructure to support the issuance of interests in series of the Company; and

-find operating partners to manage the collections of wine & spirits.

As at June 30, 2022, the following series have been authorized by the Company:

Series Name	Qualification Date	Underlying Assets
VV-0001	4/26/21	California Collection
VV-PNST	6/29/21	Laurent Ponsot Collection
VV-SUPR	6/29/21	Super Tuscan Collection
VV-CHAM	6/29/21	Champagne Collection
VV-STEML	6/29/21	St. Emillion Collection
VV-MACAL	8/5/21	Macallan Fine & Rare Collection
VV-BOWCK	8/5/21	Bowmore Cask Collection
VV-FUTUR	8/5/21	Bordeaux 2020 Futures Collection
VV-BDX	8/5/21	Bordeaux Classics Collection
VV-SPAN	8/5/21	Spanish Collection
VV-DRC	10/27/21	DRC Collection
VV-NAPA	10/27/21	Napa 2018 Collection
VV-RHONE	10/27/21	Domaines of Rhone Collection
VV-PDMT	10/27/21	Piemonte Collection
VV-JPWY	10/27/21	Karuizawa “36 Views of Mt. Fuji”
VV-PTRS	10/27/21	Petrus Collection
VV-ROSE	3/8/22	Rosé Champagne Collection
VV-BOD10	3/8/22	2010 Decade Collection
VV-WBURG	3/8/22	White Burgundy Collection
VV-GERM	3/8/22	German Collection
VV-LAF10	3/8/22	Lafite 10-Year Vertical Collection
VV-MACAL50	3/8/22	Macallan 50 Year Old Collection
VV-JYFT	3/8/22	Joy Fantastic Vint Primeur Collection
VV-GPS	3/8/22	Glenfarclas Pagoda Series
VV-BDMA	6/6/22	Brunello di Montalcino All-Stars Collection
VV-CDCV	6/6/22	Comtes de Champagne Vertical Collection
VV-DRCH	6/6/22	Domaine de la Romanée-Conti Horizontal Collection
VV-MR19	6/6/22	Mouton Rothschild 2019 Collection
VV-SCRV	6/6/22	Screaming Eagle ‘17, ‘18, ‘19 Collection

Subsequent to June 30, 2022, the following additional series have been authorized by the Company as of the date of this report:

Series Name	Qualification Date	Underlying Assets
VV-BDXM1	7/1/22	Bordeaux Superstars in Magnum Collection
VV-CB100	7/1/22	Cheval Blanc 100-Point Collection
VV-JSCV	7/1/22	Jacques Selosse Champagne Mini Vertical Collection
VV-KGC1	7/1/22	Karuizawa Geisha Collection
VV-LR15	7/1/22	Domaine Leroy 2015 Collection
VV-PFGV	7/1/22	Penfolds Grange Vertical Collection
VV-BDX2K	7/29/22	Bordeaux Millennium Collection
VV-BXEP21	7/29/22	Bordeaux En Primeur 2021 Collection
VV-CDVM	7/29/22	Vogue Musigny Vertical Collection
VV-CHBL1	7/29/22	Domaine Raveneau Collection
VV-DRC15	7/29/22	DRC 2015 Assortment Collection
VV-DRCRC1	7/29/22	DRC Romanée-Conti 2018 Collection
VV-KGC2	7/29/22	Karuizawa Sapphire Geisha Collection
VV-MACAL2	7/29/22	The Macallan Red 71 Collection
VV-MACAL3	7/29/22	The Macallan Red 78 Collection
VV-MVRW	7/29/22	Midleton Silent Distillery Collection
VV-POM1	7/29/22	Pomerol Rarities Collection

Operating Results

Revenues

Revenues are generated at the Series level.  During the six months ended June 30, 2022, the Company authorized thirteen (13) series, for a total of twenty-nine (29) Series authorized as of June 30, 2022.  For the six months ended June 30, 2022, one series – VV-CHAM – generate revenues of $22,487.97 from a partial sale of underlying assets.  No Series generated any revenues during the six months ended June 30, 2021. Revenues and expenses are received or incurred at the level of each series or within the Company’s Manager, Vinvesto, Inc. (the “Manager”).

Subsequent to June 30, 2022, our Series have generated $197,007.96 in revenues as of the date of this report, generated by the following Series from sales (or partial sales) of the underlying assets of the Series: VV-BOWCK generated $130,304.96; VV-0001 generated $56,200.00; and VV-GERM generated  $10,573.00.

Fees to the Manager

During the six months ended June 30, 2022, the Manager received sourcing fees of $102,310 and reimbursement of acquisition expenses of $5,539, compared to sourcing fees of $2,891 and reimbursement of acquisition expenses of $2,148 received during the six months ended June 30, 2021. These fees and reimbursements are used to pay the expenses of the Manager and the Company as well as certain expenses of each of the Series. Sourcing and reimbursement of acquisition expenses received by the Manager were greater during the six months ended June 30, 2022 as there were a greater number of Series offerings during the six months ended June 30, 2022 in which proceeds were raised by the Series (the Manager earns sourcing fees on the amounts raised in a Series’ offering, and receives reimbursements of acquisition expenses paid by the Manager at the closing of a Series’ offering).

Collectively, our Series had $56,745.97 in cash and cash equivalents as of June 30, 2022 to cover future storage and insurance expenses for the underlying assets of our Series.

Subsequent to June 30, 222, the Manager has received an additional $79,492.00 in sourcing fees and reimbursements of acquisition expenses as of the date of this report.

Operating Expenses

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager to the Company and the individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any operating deficits through additional capital contributions or the issuance of additional Interests in any individual Series, as required. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of the Manager.

Total operating expenses incurred by the Series during the six months ended June 30, 2022 and 2021 are summarized in the table below.

Operating Expenses	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
Broker Dealer Expenses	$11,080	$0
Interests Issued to Manager	$5,539	$920
Storage & Maintenance	$0	$913
Shipping & Transportation	$0	$0
Insurance	$0	$315
Sourcing Fee	$102,301	$2,891
Total Operating Expenses	$118,920	$5,039

As of June 30, 2022, each individual series listed in the tables below is responsible for its own operating expenses. A Series becomes responsible for its own operating expenses at the close of its respective offering. Pre-closing operating expenses of a Series were incurred on the books of the Company, and post-closing operating expenses of a Series were incurred and recorded on the books of the Series. Our Manager has agreed to pay and not be reimbursed for operating expenses incurred prior to the closing of each Series offering.

The following tables summarize the amount of operating expenses incurred by each Series of the Company for the six month periods ended June 30, 2022 and 2021.

Broker Dealer Expenses	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
VV-0001	$0	$0
VV-PNST	$0	$0
VV-SUPR	$0	$0
VV-CHAM	$0	$0
VV-STEML	$0	$0
VV-MACAL	$0	$0
VV-BOWCK	$0	$0
VV-FUTUR	$0	$0
VV-BDX	$0	$0
VV-SPAN	$0	$0
VV-DRC	$0	$0
VV-NAPA	$1,420	$0
VV-RHONE	$1,530	$0

VV-PDMT	$1,545	$0
VV-JPWY	$1,870	$0
VV-PTRS	$290	$0
VV-ROSE	$410	$0
VV-BOD10	$995	$0
VV-WBURG	$0	$0
VV-GERM	$0	$0
VV-LAF10	$1,210	$0
VV-MACAL50	$0	$0
VV-JYFT	$240	$0
VV-GPS	$1,290	$0
VV-BDMA	$0	$0
VV-CDCV	$0	$0
VV-DRCH	$0	$0
VV-MR19	$280	$0
VV-SCRV	$0	$0

Acquisition Expenses	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020
VV-0001	$0	$2,148	$0
VV-PNST	$0	$0	$0
VV-SUPR	$0	$0	$0
VV-CHAM	$0	$0	$0
VV-STEML	$0	$0	$0
VV-MACAL	$0	$0	$0
VV-BOWCK	$0	$0	$0
VV-FUTUR	$0	$0	$0
VV-BDX	$0	$0	$0
VV-SPAN	$0	$0	$0
VV-DRC	$0	$0	$0
VV-NAPA	$0	$0	$0
VV-RHONE	$0	$0	$0
VV-PDMT	$0	$0	$0
VV-JPWY	$0	$0	$0
VV-PTRS	$0	$0	$0
VV-ROSE	$0	$0	$0
VV-BOD10	$0	$0	$0
VV-WBURG	$0	$0	$0
VV-GERM	$0	$0	$0
VV-LAF10	$0	$0	$0
VV-MACAL50	$0	$0	$0
VV-JYFT	$0	$0	$0
VV-GPS	$0	$0	$0
VV-BDMA	$0	$0	$0
VV-CDCV	$0	$0	$0
VV-DRCH	$0	$0	$0
VV-MR19	$0	$0	$0

Interests Issued to Manager	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
VV-0001	$0	$920
VV-PNST	$0	$0
VV-SUPR	$0	$0
VV-CHAM	$0	$0
VV-STEML	$0	$0
VV-MACAL	$0	$0
VV-BOWCK	$0	$0
VV-FUTUR	$0	$0
VV-BDX	$0	$0
VV-SPAN	$0	$0
VV-DRC	$0	$0
VV-NAPA	$710	$0
VV-RHONE	$765	$0
VV-PDMT	$772	$0
VV-JPWY	$935	$0
VV-PTRS	$145	$0
VV-ROSE	$205	$0
VV-BOD10	$497	$0
VV-WBURG	$0	$0
VV-GERM	$0	$0
VV-LAF10	$605	$0
VV-MACAL50	$0	$0
VV-JYFT	$120	$0
VV-GPS	$645	$0
VV-BDMA	$0	$0
VV-CDCV	$0	$0
VV-DRCH	$0	$0
VV-MR19	$140	$0
VV-SCRV	$0	$0

Storage & Maintenance, Shipping & Transportation, and Insurance	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
VV-0001	$0	$1,228
VV-PNST	$0	$0
VV-SUPR	$0	$0
VV-CHAM	$0	$0
VV-STEML	$0	$0
VV-MACAL	$0	$0
VV-BOWCK	$0	$0
VV-FUTUR	$0	$0
VV-BDX	$0	$0
VV-SPAN	$0	$0
VV-DRC	$0	$0
VV-NAPA	$0	$0
VV-RHONE	$0	$0
VV-PDMT	$0	$0
VV-JPWY	$0	$0
VV-PTRS	$0	$0
VV-ROSE	$0	$0
VV-BOD10	$0	$0
VV-WBURG	$0	$0
VV-GERM	$0	$0

VV-LAF10	$0	$0
VV-MACAL50	$0	$0
VV-JYFT	$0	$0
VV-GPS	$0	$0
VV-BDMA	$0	$0
VV-CDCV	$0	$0
VV-DRCH	$0	$0
VV-MR19	$0	$0
VV-SCRV	$0	$0

Sourcing Fees	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
VV-0001	$0	$2,891
VV-PNST	$0	$0
VV-SUPR	$0	$0
VV-CHAM	$0	$0
VV-STEML	$0	$0
VV-MACAL	$0	$0
VV-BOWCK	$0	$0
VV-FUTUR	$0	$0
VV-BDX	$0	$0
VV-SPAN	$0	$0
VV-DRC	$0	$0
VV-NAPA	$11,557	$0
VV-RHONE	$12,404	$0
VV-PDMT	$12,456	$0
VV-JPWY	$15,516	$0
VV-PTRS	$2,179	$0
VV-ROSE	$3,366	$0
VV-BOD10	$8,452	$0
VV-WBURG	$0	$0
VV-GERM	$0	$0
VV-LAF10	$10,700	$0
VV-MACAL50	$0	$0
VV-JYFT	$3,280	$0
VV-GPS	$18,322	$0
VV-BDMA	$0	$0
VV-CDCV	$0	$0
VV-DRCH	$0	$0
VV-MR19	$4,069	$0
VV-SCRV	$0	$0

Other Expenses

We incurred no other expenses for the six months ended June 30, 2022 and 2021.

Net Loss

As a result of the cumulative effect of the foregoing factors, we generated a net loss of $114,781.43 for the six months ended June 30, 2022, compared to a net loss of $5,039 for the six months ended June 30, 2021.

Liquidity and Capital Resources

From inception, our Company and each Series have financed their business activities through capital contributions to the Company and individual Series from our Manager. Our Company and each Series expect to continue to have access to capital financing from our Manager going forward. However, there is no obligation or assurance that our Manager will provide such required capital. Until such time as the Series have the capacity to generate cash flows from operations, our Manager may cover any deficits through additional capital contributions or the issuance of additional interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of our Manager. There can be no assurance that our Manager will continue to fund such expenses. These factors raise substantial doubt about our Company’s ability to continue as a going concern for the twelve months following the date of this report.

Asset Liquidity

The Company intends to hold and manage all of the assets indefinitely. Liquidity for Investors would be obtained by transferring their Interests in a Series. However, there is currently no trading platform for our interests. We may design an interface on the Vint Platform to enable investors to indicate interest in buying/selling their holdings to help facilitate additional liquidity for investors. However, no such interface has been developed and would require the assistance of a third-party broker-dealer or the association with an ATS. Any trading platform would be subject to approval and all trades would be subject to restrictions under state and federal securities law and the transfer restrictions included in our operating agreement, which may limit access to the trading platform for some investors.

Cash and Cash Equivalent Balances

As of June 30, 2022, the Company itself had $0 in cash or cash equivalents. Cash is held at the Series level; and on a total consolidated basis, as of June 30, 2022, the Series collectively had $56,745.97 cash on hand, as compared to no cash or cash equivalents on hand as of June 30, 2021. The following table summarizes the cash and cash equivalents by Series:

The following table summarizes the cash and cash equivalents by series:

Cash and Cash Equivalents	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020
VV-0001	$0	$0	$0
VV-PNST	$1,228	$0	$0
VV-SUPR	$1,380	$0	$0
VV-CHAM	$23,911	$0	$0
VV-STEML	$1,289	$0	$0
VV-MACAL	$1,445	$0	$0
VV-BOWCK	$1,598	$0	$0
VV-FUTUR	$1,904	$0	$0
VV-BDX	$1,445	$0	$0
VV-SPAN	$1,428	$0	$0
VV-DRC	$2,329	$0	$0
VV-NAPA	$2,414	$0	$0
VV-RHONE	$2,601	$0	$0
VV-PDMT	$2,627	$0	$0
VV-JPWY	$3,179	$0	$0
VV-PTRS	$493	$0	$0
VV-ROSE	$697	$0	$0
VV-BOD10	$1,692	$0	$0
VV-WBURG	$0	$0	$0
VV-GERM	$0	$0	$0
VV-LAF10	$2,057	$0	$0

VV-MACAL50	$0	$0	$0
VV-JYFT	$360	$0	$0
VV-GPS	$2,193	$0	$0
VV-BDMA	$0	$0	$0
VV-CDCV	$0	$0	$0
VV-DRCH	$0	$0	$0
VV-MR19	$476	$0	$0
VV-SCRV	$0	$0	$0

Series Subscriptions

The Company issues securities under its Regulation A offerings for the underlying Series to finance the acquisition of the assets.  As of June 30, 2022, the Series have issued the following interests and have received the following amounts in subscriptions.

Series	Weighted Average Membership Interests (units)	Subscriptions ($)
VV-0001	1000	$46,000
VV-PNST	2000	$46,000
VV-SUPR	1986	$71,500
VV-CHAM	1460	$73,000
VV-STEML	6450	$64,500
VV-MACAL	1700	$85,000
VV-BOWCK	2000	$94,000
VV-FUTUR	1600	$112,400
VV-BDX	2125	$85,000
VV-SPAN	1400	$84,000
VV-DRC	5480	$137,000
VV-NAPA	2840	$142,000
VV-RHONE	3825	$153,000
VV-PDMT	3090	$154,500
VV-JPWY	5500	$187,000
VV-PTRS	500	$29,000
VV-ROSE	1000	$41,000
VV-BOD10	1990	$99,500
VV-WBURG	4600	$0
VV-GERM	1000	$0
VV-LAF10	1210	$121,000
VV-MACAL50	5750	$0
VV-JYFT	800	$24,000
VV-GPS	3000	$129,000
VV-BDMA	860	$0
VV-CDCV	760	$0
VV-DRCH	530	$0
VV-MR19	280	$28,000
VV-SCRV	1310	$0
Total	66046	$2,006,400

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trends

Subsequent to June 30th, 2022, we launched offerings for an additional seventeen series. We plan to launch additional offerings of various series in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional wine & spirits collections, which we anticipate will enable the Company to reduce operating expenses for each series.

ITEM 2.  OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U as of the date of this report.

ITEM 3. FINANCIAL STATEMENTS

VV MARKETS, LLC CONSOLIDATED BALANCE SHEET As of June 30, 2022 and December 31, 2021 See accompanying Independent Auditor’s report and Notes to these Financial Statements
	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS
Cash	$56,745.97	$15,469.00
Total Current Assets	$56,745.97	$15,469.00
Other Assets
Collectible Assets	$1,750,321.60	$1,390,886.00
Total Other Assets	$1,750,321.60	$1,390,886.00
TOTAL ASSETS	$1,807,067.57	$1,406,355.00
LIABILITIES AND EQUITY
Liabilities

Current Liabilities
Advances from Manager	$-	$401,113.00
Asset Purchases Payable	$-	$191,393.00
Other Current Liabilities	$-	$-
Total Current Liabilities	$-	$592,506.00
Total Liabilities	$-	$592,506.00
Equity
Membership Contributions	$2,006,000.00	$898,000.00
Retained Earnings	$(84,151.00)	$-
Net Income	$(114,781.43)	$(84,151.00)
Total Equity	$1,807,067.57	$813,849.00
TOTAL LIABILITIES AND EQUITY	$1,807,067.57	$1,406,355.00

VV MARKETS, LLC
CONSOLIDATED BALANCE SHEET
As of June 30, 2022
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM	VV-BDX
ASSETS
Cash		1,228.00	1,289.00	1,380.00	23,910.97	1,445.00
Total Current Assets	$0.00	$1,228.00	$1,289.00	$1,380.00	$23,910.97	$1,445.00
Other Assets
Collectible Assets	40,961.00	40,000.00	56,800.00	63,800.00	46,650.60	75,800.00
Total Other Assets	$40,961.00	$40,000.00	$56,800.00	$63,800.00	$46,650.60	$75,800.00
TOTAL ASSETS	$40,961.00	$41,228.00	$58,089.00	$65,180.00	$70,561.57	$77,245.00

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Other Current Liabilities	0.00	0.00	0.00	0.00	0.00	0.00
Total Current Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Equity
Membership Contributions	46,000.00	46,000.00	64,500.00	71,500.00	73,000.00	85,000.00
Retained Earnings	-5,039.00	-4,772.00	-6,411.00	-6,320.00	-6,577.00	-7,755.00
Net Income					4,138.57
Total Equity	$40,961.00	$41,228.00	$58,089.00	$65,180.00	$70,561.57	$77,245.00
TOTAL LIABILITIES AND EQUITY	$40,961.00	$41,228.00	$58,089.00	$65,180.00	$70,561.57	$77,245.00

VV MARKETS, LLC
CONSOLIDATED BALANCE SHEET
As of June 30, 2022

	VV-MACAL	VV-SPAN	VV-BWCK	VV-FUTUR	VV-DRC	VV-NAPA
ASSETS
Cash	1,445.00	1,428.00	1,598.00	1,904.00	2,329.00	2,414.00
Total Current Assets	$1,445.00	$1,428.00	$1,598.00	$1,904.00	$2,329.00	$2,414.00
Other Assets
Collectible Assets	75,400.00	74,800.00	84,000.00	100,254.00	121,565.00	125,899.00
Total Other Assets	$75,400.00	$74,800.00	$84,000.00	$100,254.00	$121,565.00	$125,899.00
TOTAL ASSETS	$76,845.00	$76,228.00	$85,598.00	$102,158.00	$123,894.00	$128,313.00
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Other Current Liabilities	0.00	0.00	0.00	0.00	0.00	0.00
Total Current Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Equity
Membership Contributions	85,000.00	84,000.00	94,000.00	112,000.00	137,000.00	142,000.00
Retained Earnings	-8,155.00	-7,772.00	-8,402.00	-9,842.00	-13,106.00
Net Income						-13,687.00
Total Equity	$76,845.00	$76,228.00	$85,598.00	$102,158.00	$123,894.00	$128,313.00
TOTAL LIABILITIES AND EQUITY	$76,845.00	$76,228.00	$85,598.00	$102,158.00	$123,894.00	$128,313.00

VV MARKETS, LLC
CONSOLIDATED BALANCE SHEET
As of June 30, 2022

	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT	VV-BOD10	VV-ROSE
ASSETS
Cash	2,601.00	493.00	3,179.00	2,627.00	1,692.00	697.00
Total Current Assets	$2,601.00	$493.00	$3,179.00	$2,627.00	$1,692.00	$697.00
Other Assets
Collectible Assets	135,700.00	25,893.00	165,500.00	137,100.00	87,864.00	36,322.00
Total Other Assets	$135,700.00	$25,893.00	$165,500.00	$137,100.00	$87,864.00	$36,322.00
TOTAL ASSETS	$138,301.00	$26,386.00	$168,679.00	$139,727.00	$89,556.00	$37,019.00
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Other Current Liabilities	0.00	0.00	0.00	0.00	0.00	0.00
Total Current Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Equity
Membership Contributions	153,000.00	29,000.00	187,000.00	154,500.00	99,500.00	41,000.00
Retained Earnings
Net Income	-14,699.00	-2,614.00	-18,321.00	-14,773.00	-9,944.00	-3,981.00
Total Equity	$138,301.00	$26,386.00	$168,679.00	$139,727.00	$89,556.00	$37,019.00
TOTAL LIABILITIES AND EQUITY	$138,301.00	$26,386.00	$168,679.00	$139,727.00	$89,556.00	$37,019.00

VV MARKETS, LLC
CONSOLIDATED BALANCE SHEET
As of June 30, 2022

	VV-GPS	VV-LAF10	VV-JYFT	VV-MR19	VV-WBURG	VV-GERM
ASSETS
Cash	2,193.00	2,057.00	360.00	476.00	0.00	0.00
Total Current Assets	$2,193.00	$2,057.00	$360.00	$476.00	$0.00	$0.00
Other Assets
Collectible Assets	106,550.00	106,428.00	20,000.00	23,035.00	0.00	0.00
Total Other Assets	$106,550.00	$106,428.00	$20,000.00	$23,035.00	$0.00	$0.00
TOTAL ASSETS	$108,743.00	$108,485.00	$20,360.00	$23,511.00	$0.00	$0.00
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Other Current Liabilities	0.00	0.00	0.00	0.00	0.00	0.00
Total Current Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Equity
Membership Contributions	129,000.00	121,000.00	24,000.00	28,000.00	0.00	0.00
Retained Earnings
Net Income	-20,257.00	-12,515.00	-3,640.00	-4,489.00	0.00	0.00
Total Equity	$108,743.00	$108,485.00	$20,360.00	$23,511.00	$0.00	$0.00
TOTAL LIABILITIES AND EQUITY	$108,743.00	$108,485.00	$20,360.00	$23,511.00	$0.00	$0.00

VV MARKETS, LLC
CONSOLIDATED BALANCE SHEET
As of June 30, 2022

	VV-MACAL50	VV-BDMA	VV-CDCV	VV-DRCH	VV-SCRV
ASSETS
Cash	0.00	0.00	0.00	0.00	0.00
Total Current Assets	$0.00	$0.00	$0.00	$0.00	$0.00
Other Assets
Collectible Assets	0.00	0.00	0.00	0.00	0.00
Total Other Assets	$0.00	$0.00	$0.00	$0.00	$0.00
TOTAL ASSETS	$0.00	$0.00	$0.00	$0.00	$0.00
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Other Current Liabilities	0.00	0.00	0.00	0.00	0.00
Total Current Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00
Total Liabilities	$0.00	$0.00	$0.00	$0.00	$0.00
Equity
Membership Contributions	0.00	0.00	0.00	0.00	0.00
Retained Earnings
Net Income	0.00	0.00	0.00	0.00	0.00
Total Equity	$0.00	$0.00	$0.00	$0.00	$0.00
TOTAL LIABILITIES AND EQUITY	$0.00	$0.00	$0.00	$0.00	$0.00

VV MARKETS, LLC
BALANCE SHEET
As of December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

ASSETS	VV-0001	VV-BDX	VV-BWCK	VV-CHAM	VV-DRC	VV-FUTUR	VV-MACAL	VV-PNST
Current Assets:
Cash and cash equivalents	$0	$1,445	$1,598	$1,423	$2,329	$1,904	$1,445	$1,228
Total Current Assets	0	1,445	1,598	1,423	2,329	1,904	1,445	1,228

Collectible assets	40,961	75,800	84,000	65,000	121,565	100,254	75,400	40,000

TOTAL ASSETS	40,961	77,245	85,598	66,423	123,894	102,158	76,845	41,228

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Current Liabilities:
Advances from manager	0	0	0	0	0	0	0	0
Asset purchase payable	0	0	0	0	0	0	0	0
Total Current Liabilities	0	0	0	0	0	0	0	0

TOTAL LIABILITIES	0	0	0	0	0	0	0	0

Members’ Equity:
Membership interest	46,000	85,000	94,000	73,000	137,000	112,000	85,000	46,000
Membership interest subscription receivable	0	0	0	0	0	0	0	0
Retained earnings, net of distributions	(5,039)	(7,755)	(8,402)	(6,577)	(13,106)	(9,842)	(8,155)	(4,772)

Total Member’s Equity	40,961	77,245	85,598	66,423	123,894	102,158	76,845	41,228

TOTAL LIABILITIES AND MEMBER’S EQUITY	$40,961	$77,245	$85,598	$66,423	$123,894	$102,158	$76,845	$41,228

VV MARKETS, LLC
BALANCE SHEET
As of December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

ASSETS	VV-SPAN	VV-STEML	VV-SUPR	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT
Current Assets:
Cash and cash equivalents	$1,428	$1,289	$1,380	$0	$0	$0	$0	$0
Total Current Assets	1,428	1,289	1,380	0	0	0	0	0

Collectible assets	74,800	56,800	63,800	128,313	135,700	25,893	165,500	137,100

TOTAL ASSETS	76,228	58,089	65,180	128,313	135,700	25,893	165,500	137,100

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Current Liabilities:
Advances from manager	0	0	0	128,313	135,700	0	0	137,100
Asset purchase payable	0	0	0	0	0	25,893	165,500	0
Total Current Liabilities	0	0	0	128,313	135,700	25,893	165,500	137,100

TOTAL LIABILITIES	0	0	0	128,313	135,700	25,893	165,500	137,100

Members’ Equity:
Membership interest	84,000	64,500	71,500	142,000	0	29,000	0	0
Membership interest subscription receivable	0	0	0	(142,000)	0	(29,000)	0	0
Retained earnings, net of distributions	(7,772)	(6,411)	(6,320)	0	0	0	0	0

Total Member’s Equity	76,228	58,089	65,180	0	0	0	0	0

TOTAL LIABILITIES AND MEMBER’S EQUITY	$76,228	$58,089	$65,180	$128,313	$135,700	$25,893	$165,500	$137,100

VV MARKETS, LLC
STATEMENT OF OPERATIONS
For the period from January 1, 2022 to June 30, 2022
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM	VV-BDX
Revenue
Sales of Product Revenue					22,487.97
Total Revenue	$0.00	$0.00	$0.00	$0.00	$22,487.97	$0.00
Cost of Goods Sold
Cost of goods sold					18,349.40
Total Cost of Goods Sold	$0.00	$0.00	$0.00	$0.00	$18,349.40	$0.00
Gross Profit	$0.00	$0.00	$0.00	$0.00	$4,138.57	$0.00
Expenses
Broker-Dealer Expense	0.00	0.00	0.00	0.00		0.00
Sourcing Fee and Interests Issued to Manager
Total Expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Net Operating Income	$0.00	$0.00	$0.00	$0.00	$4,138.57	$0.00
Net Income	$0.00	$0.00	$0.00	$0.00	$4,138.57	$0.00

Weighted Number of Series Membership Interests	1,000.00	2,000.00	1,986.00	1,460.00	6,450.00	1,700.00
Basic and diluted loss per Series membership interest	$0.00	$0.00	$0.00	$0.00	$0.64	$0.00

VV MARKETS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For the period of January 1, 2022 to June 30, 2022
And the period of January 1, 2021 to December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
Revenue
Sales of Product Revenue	$22,487.97	$-
Total Revenue	$22,487.97	$-
Cost of Goods Sold
Cost of goods sold	$18,349.40	$-
Total Cost of Goods Sold	$18,349.40	$-
Gross Profit	$4,138.57	$-
Expenses
Broker-Dealer Expense	$11,080.00	$8,498.00
Sourcing Fee and Interests Issued to Manager	$107,840.00	$74,425.00
Storage and Insurance Expenses	$-	$1,228.00
Total Expenses	$118,920.00	$84,151.00
Net Operating Income	$(114,781.43)	$(84,151.00)
Net Income	$(114,781.43)	$(84,151.00)

VV MARKETS, LLC
STATEMENT OF OPERATIONS
For the period from January 1, 2022 to June 30, 2022
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-MACAL	VV-SPAN	VV-BWCK	VV-FUTUR	VV-DRC	VV-NAPA
Revenue
Sales of Product Revenue
Total Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods Sold
Cost of goods sold
Total Cost of Goods Sold	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Gross Profit	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses
Broker-Dealer Expense	0.00	0.00	0.00	0.00	0.00	1,420.00
Sourcing Fee and Interests Issued to Manager						12,267.00
Total Expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$13,687.00
Net Operating Income	$0.00	$0.00	$0.00	$0.00	$0.00	-$13,687.00
Net Income	$0.00	$0.00	$0.00	$0.00	$0.00	-$13,687.00

Weighted Number of Series Membership Interests	2,000.00	1,600.00	2,125.00	1,400.00	5,480.00	2,840.00
Basic and diluted loss per Series membership interest	$0.00	$0.00	$0.00	$0.00	$0.00	$(4.82)

VV MARKETS, LLC
STATEMENT OF OPERATIONS
For the period from January 1, 2022 to June 30, 2022
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT	VV-BOD10	VV-ROSE
Revenue
Sales of Product Revenue
Total Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods Sold
Cost of goods sold
Total Cost of Goods Sold	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Gross Profit	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses
Broker-Dealer Expense	1,530.00	290.00	1,870.00	1,545.00	995.00	410.00
Sourcing Fee and Interests Issued to Manager	13,169.00	2,324.00	16,451.00	13,228.00	8,949.00	3,571.00
Total Expenses	$14,699.00	$2,614.00	$18,321.00	$14,773.00	$9,944.00	$3,981.00
Net Operating Income	-$14,699.00	-$2,614.00	-$18,321.00	-$14,773.00	-$9,944.00	-$3,981.00
Net Income	-$14,699.00	-$2,614.00	-$18,321.00	-$14,773.00	-$9,944.00	-$3,981.00

Weighted Number of Series Membership Interests	3,825.00	3,090.00	5,500.00	500.00	1,000.00	1,990.00
Basic and diluted loss per Series membership interest	$(3.84)	$(0.85)	$(3.33)	$(29.55)	$(9.94)	$(2.00)

VV MARKETS, LLC
STATEMENT OF OPERATIONS
For the period from January 1, 2022 to June 30, 2022
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-GPS	VV-LAF10	VV-JYFT	VV-MR19	VV-WBURG	VV-GERM
Revenue
Sales of Product Revenue
Total Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods Sold
Cost of goods sold
Total Cost of Goods Sold	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Gross Profit	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses
Broker-Dealer Expense	1,290.00	1,210.00	240.00	280.00	0.00	0.00
Sourcing Fee and Interests Issued to Manager	18,967.00	11,305.00	3,400.00	4,209.00	0.00	0.00
Total Expenses	$20,257.00	$12,515.00	$3,640.00	$4,489.00	$0.00	$0.00
Net Operating Income	-$20,257.00	-$12,515.00	-$3,640.00	-$4,489.00	$0.00	$0.00
Net Income	-$20,257.00	-$12,515.00	-$3,640.00	-$4,489.00	$0.00	$0.00

Weighted Number of Series Membership Interests	4,600.00	1,000.00	1,210.00	5,750.00	800.00	3,000.00
Basic and diluted loss per Series membership interest	$(4.40)	$(12.52)	$(3.01)	$(0.78)	$0.00	$0.00

VV MARKETS, LLC
STATEMENT OF OPERATIONS
For the period from January 1, 2022 to June 30, 2022
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-MACAL50	VV-BDMA	VV-CDCV	VV-DRCH	VV-SCRV
Revenue
Sales of Product Revenue
Total Revenue	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods Sold
Cost of goods sold
Total Cost of Goods Sold	$0.00	$0.00	$0.00	$0.00	$0.00
Gross Profit	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses
Broker-Dealer Expense	0.00	0.00	0.00	0.00	0.00
Sourcing Fee and Interests Issued to Manager	0.00	0.00	0.00	0.00	0.00
Total Expenses	$0.00	$0.00	$0.00	$0.00	$0.00
Net Operating Income	$0.00	$0.00	$0.00	$0.00	$0.00
Net Income	$0.00	$0.00	$0.00	$0.00	$0.00

Weighted Number of Series Membership Interests	860.00	760.00	530.00	280.00	1,310.00
Basic and diluted loss per Series membership interest	$0.00	$0.00	$0.00	$0.00	$0.00

VV MARKETS, LLC
STATEMENT OF OPERATIONS
For the calendar year ended December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-0001	VV-BDX	VV-BWCK	VV-CHAM	VV-DRC	VV-FUTUR	VV-MACAL	VV-PNST
Revenues	$0	$0	$0	$0	$0	$0	$0	$0

Operating Expenses:
General and administrative	5,039	7,755	8,402	6,577	13,106	9,842	8,155	4,772
Total Operating Expenses	5,039	7,755	8,402	6,577	13,106	9,842	8,155	4,772

Operating Income	(5,039)	(7,755)	(8,402)	(6,577)	(13,106)	(9,842)	(8,155)	(4,772)

Provision for Income Taxes	0	0	0	0	0	0	0	0

Net Income	$(5,039)	$(7,755)	$(8,402)	$(6,577)	$(13,106)	$(9,842)	$(8,155)	$(4,772)

Weighted number of Series membership interest	1,000.00	2,125.00	2,000.00	1,460.00	5,480.00	1,600.00	1,700.00	2,000.00
Basic and diluted loss per Series membership interest	(5.04)	(3.65)	(4.20)	(4.50)	(2.39)	(6.15)	(4.80)	(2.39)

VV MARKETS, LLC
STATEMENT OF OPERATIONS
For the calendar year ended December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-SPAN	VV-STEML	VV-SUPR	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT
Revenues	$0	$0	$0	$0	$0	$0	$0	$0

Operating Expenses:
General and administrative	7,772	6,411	6,320	0	0	0	0	0
Total Operating Expenses	7,772	6,411	6,320	0	0	0	0	0

Operating Income	(7,772)	(6,411)	(6,320)	0	0	0	0	0

Provision for Income Taxes	0	0	0	0	0	0	0	0

Net Income	$(7,772)	$(6,411)	$(6,320)	$0	$0	$0	$0	$0

Weighted number of Series membership interest	1,400.00	6,450.00	1,986.00	2,000.00	3,825.00	500.00	5,500.00	3,090.00
Basic and diluted loss per Series membership interest	(5.55)	(0.99)	(3.18)	0	0	0	0	0

VV MARKETS, LLC
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For the period of January 1, 2022 to June 30, 2022
And the period of January 1, 2021 to December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
Balance as of December 31, 2021	$813,849.00	$-
Net Income/(Loss)	$(114,781.43)	$(84,151.00)
Membership Contributions	$1,108,000.00	$898,000.00
Membership Distributions	$-	$-
Balance June 30, 2022	$1,807,067.57	$813,849.00

VV MARKETS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD

FROM December 31, 2020 (Audited) TO JUNE 30, 2021 (Unaudited)

	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM	VV-BDX
Balance as of December 31, 2021	$40,961.00	$41,228.00	$58,089.00	$65,180.00	$66,423.00	$77,245.00
Net Income/(Loss)	$-	$-	$-	$-	$4,138.57	$-
Membership Contributions	$-	$-	$-	$-	$-	$-
Membership Distributions	$-	$-	$-	$-	$-	$-
Balance June 30, 2022	$40,961.00	$41,228.00	$58,089.00	$65,180.00	$70,561.57	$77,245.00

	VV-MACAL	VV-SPAN	VV-BWCK	VV-FUTUR	VV-DRC	VV-NAPA
Balance as of December 31, 2021	$76,845.00	$76,228.00	$85,598.00	$102,158.00	$123,894.00	$-
Net Income/(Loss)	$-	$-	$-	$-	$-	$(13,687.00)
Membership Contributions	$-	$-	$-	$-	$-	$142,000.00
Membership Distributions	$-	$-	$-	$-	$-	$-
Balance June 30, 2022	$76,845.00	$76,228.00	$85,598.00	$102,158.00	$123,894.00	$128,313.00

	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT	VV-BOD10	VV-ROSE
Balance as of December 31, 2021	$-	$-	$-	$-	$-	$-
Net Income/(Loss)	$(14,699.00)	$(2,614.00)	$(18,321.00)	$(14,773.00)	$(9,944.00)	$(3,981.00)
Membership Contributions	$153,000.00	$29,000.00	$187,000.00	$154,500.00	$99,500.00	$41,000.00
Membership Distributions	$-	$-	$-	$-	$-	$-
Balance June 30, 2022	$138,301.00	$26,386.00	$168,679.00	$139,727.00	$89,556.00	$37,019.00

	VV-GPS	VV-LAF10	VV-JYFT	VV-MR19	VV-WBURG	VV-GERM
Balance as of December 31, 2021	$-	$-	$-	$-	$-	$-
Net Income/(Loss)	$(20,257.00)	$(12,515.00)	$(3,640.00)	$(4,489.00)	$-	$-
Membership Contributions	$129,000.00	$121,000.00	$24,000.00	$28,000.00	$-	$-
Membership Distributions	$-	$-	$-	$-	$-	$-
Balance June 30, 2022	$108,743.00	$108,485.00	$20,360.00	$23,511.00	$-	$-

	VV-MACAL50	VV-BDMA	VV-CDCV	VV-DRCH	VV-SCRV
Balance as of December 31, 2021	$-	$-	$-	$-	$-
Net Income/(Loss)	$-	$-	$-	$-	$-
Membership Contributions	$-	$-	$-	$-	$-
Membership Distributions	$-	$-	$-	$-	$-
Balance June 30, 2022	$-	$-	$-	$-	$-

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY
For the calendar year ended December 31, 2021 And the period of June 16, 2020 (inception) to December 31, 2020
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-0001	VV-BDX	VV-BWCK	VV-CHAM	VV-DRC	VV-FUTUR	VV-MACAL	VV-PNST
Balance as of June 16, 2020 (inception)	$0	$0	$0	$0	$0	$0	$0	$0
Net income / (loss)	0	0	0	0	0	0	0	0
Balance as of December 31, 2020	$0	$0	$0	$0	$0	$0	$0	$0
Subscriptions	46,000	85,000	94,000	73,000	137,000	112,000	85,000	46,000
Subscriptions not yet collected	0	0	0	0	0	0	0	0
Net income / (loss)	(5,039)	(7,755)	(8,402)	(6,577)	(13,106)	(9,842)	(8,155)	(4,772)
Balance as of December 31, 2021	$40,961	$77,245	$85,598	$66,423	$123,894	$102,158	$76,845	$41,228

	VV-SPAN	VV-STEML	VV-SUPR	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT
Balance as of June 16, 2020 (inception)	$0	$0	$0	$0	$0	$0	$0	$0
Net income / (loss)	0	0	0	0	0	0	0	0
Balance as of December 31, 2020	$0	$0	$0	$0	$0	$0	$0	$0
Subscriptions	84,000	64,500	71,500	142,000	0	29,000	0	0
Subscriptions not yet collected	0	0	0	(142,000)	0	(29,000)	0	0
Net income / (loss)	(7,772)	(6,411)	(6,320)	0	0	0	0	0
Balance as of December 31, 2021	$76,228	$58,089	$65,180	$0	$0	$0	$0	$0

VV MARKETS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period of January 1, 2022 to June 30, 2022
And the period of January 1, 2021 to December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
OPERATING ACTIVITIES
Net Income	$(114,781.43)	$(84,151.00)
Net cash provided by operating activities	$(114,781.43)	$(84,151.00)
INVESTING ACTIVITIES
Collectible Assets	$(826,042.60)	$(1,199,493.00)
Net cash provided by investing activities	$(826,042.60)	$(1,199,493.00)
FINANCING ACTIVITIES
Advances from Manager	$-	$401,113.00
Membership Contributions	$1,108,000.00	$898,000.00
Net cash provided by financing activities	$1,108,000.00	$1,299,113.00
Net cash increase for period	$167,175.97	$15,469.00
Cash at beginning of period	$15,469.00	$-
Cash at end of period	$182,644.97	$15,469.00

VV MARKETS, LLC
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM	VV-BDX
OPERATING ACTIVITIES
Net Income					4,138.57
Net cash provided by operating activities	$0.00	$0.00	$0.00	$0.00	$4,138.57	$0.00
INVESTING ACTIVITIES
Collectible Assets					18,349.40
Net cash provided by investing activities	$0.00	$0.00	$0.00	$0.00	$18,349.40	$0.00
FINANCING ACTIVITIES
Membership Contributions
Net cash provided by financing activities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Net cash increase for period	$0.00	$0.00	$0.00	$0.00	$22,487.97	$0.00
Cash at beginning of period	0.00	0.00	0.00	0.00		0.00
Cash at end of period	$0.00	$0.00	$0.00	$0.00	$22,487.97	$0.00

Supplemental Disclosure of Cash Flow information
Cash Paid for Interest	0.00	0.00	0.00	0.00	0.00	0.00
Cash Paid for Income Taxes	0.00	0.00	0.00	0.00	0.00	0.00

	VV-MACAL	VV-SPAN	VV-BWCK	VV-FUTUR	VV-DRC	VV-NAPA
OPERATING ACTIVITIES
Net Income						-13,687.00
Net cash provided by operating activities	$0.00	$0.00	$0.00	$0.00	$0.00	-$13,687.00
INVESTING ACTIVITIES
Collectible Assets
Net cash provided by investing activities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
FINANCING ACTIVITIES
Membership Contributions						142,000.00
Net cash provided by financing activities	$0.00	$0.00	$0.00	$0.00	$0.00	$142,000.00
Net cash increase for period	$0.00	$0.00	$0.00	$0.00	$0.00	$128,313.00
Cash at beginning of period	0.00	0.00	0.00	0.00	0.00
Cash at end of period	$0.00	$0.00	$0.00	$0.00	$0.00	$128,313.00

Supplemental Disclosure of Cash Flow information
Cash Paid for Interest	0.00	0.00	0.00	0.00	0.00	0.00
Cash Paid for Income Taxes	0.00	0.00	0.00	0.00	0.00	0.00

	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT	VV-BOD10	VV-ROSE
OPERATING ACTIVITIES
Net Income	-14,699.00	-2,614.00	-18,321.00	-14,773.00	-9,944.00	-3,981.00
Net cash provided by operating activities	-$14,699.00	-$2,614.00	-$18,321.00	-$14,773.00	-$9,944.00	-$3,981.00
INVESTING ACTIVITIES
Collectible Assets	-135,700.00	-25,893.00	-165,500.00	-137,100.00	-87,864.00	-36,322.00
Net cash provided by investing activities	-$135,700.00	-$25,893.00	-$165,500.00	-$137,100.00	-$87,864.00	-$36,322.00
FINANCING ACTIVITIES
Membership Contributions	153,000.00	29,000.00	187,000.00	154,500.00	99,500.00	41,000.00
Net cash provided by financing activities	$153,000.00	$29,000.00	$187,000.00	$154,500.00	$99,500.00	$41,000.00
Net cash increase for period	$2,601.00	$493.00	$3,179.00	$2,627.00	$1,692.00	$697.00
Cash at beginning of period
Cash at end of period	$2,601.00	$493.00	$3,179.00	$2,627.00	$1,692.00	$697.00

Supplemental Disclosure of Cash Flow information
Cash Paid for Interest	0.00	0.00	0.00	0.00	0.00	0.00
Cash Paid for Income Taxes	0.00	0.00	0.00	0.00	0.00	0.00

	VV-GPS	VV-LAF10	VV-JYFT	VV-MR19	VV-WBURG	VV-GERM
OPERATING ACTIVITIES
Net Income	-20,257.00	-12,515.00	-3,640.00	-4,489.00	0.00	0.00
Net cash provided by operating activities	-$20,257.00	-$12,515.00	-$3,640.00	-$4,489.00	$0.00	$0.00
INVESTING ACTIVITIES
Collectible Assets	-106,550.00	-106,428.00	-20,000.00	-23,035.00	0.00	0.00
Net cash provided by investing activities	-$106,550.00	-$106,428.00	-$20,000.00	-$23,035.00	$0.00	$0.00
FINANCING ACTIVITIES
Membership Contributions	129,000.00	121,000.00	24,000.00	28,000.00	0.00	0.00
Net cash provided by financing activities	$129,000.00	$121,000.00	$24,000.00	$28,000.00	$0.00	$0.00
Net cash increase for period	$2,193.00	$2,057.00	$360.00	$476.00	$0.00	$0.00
Cash at beginning of period
Cash at end of period	$2,193.00	$2,057.00	$360.00	$476.00	$0.00	$0.00

Supplemental Disclosure of Cash Flow information
Cash Paid for Interest	0.00	0.00	0.00	0.00	0.00	0.00
Cash Paid for Income Taxes	0.00	0.00	0.00	0.00	0.00	0.00

	VV-MACAL50	VV-BDMA	VV-CDCV	VV-DRCH	VV-SCRV
OPERATING ACTIVITIES
Net Income	0.00	0.00	0.00	0.00	0.00
Net cash provided by operating activities	$0.00	$0.00	$0.00	$0.00	$0.00
INVESTING ACTIVITIES
Collectible Assets	0.00	0.00	0.00	0.00	0.00
Net cash provided by investing activities	$0.00	$0.00	$0.00	$0.00	$0.00
FINANCING ACTIVITIES
Membership Contributions	0.00	0.00	0.00	0.00	0.00
Net cash provided by financing activities	$0.00	$0.00	$0.00	$0.00	$0.00
Net cash increase for period	$0.00	$0.00	$0.00	$0.00	$0.00
Cash at beginning of period
Cash at end of period	$0.00	$0.00	$0.00	$0.00	$0.00

Supplemental Disclosure of Cash Flow information
Cash Paid for Interest	0.00	0.00	0.00	0.00	0.00
Cash Paid for Income Taxes	0.00	0.00	0.00	0.00	0.00

VV MARKETS, LLC
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-0001	VV-BDX	VV-BWCK	VV-CHAM	VV-DRC	VV-FUTUR	VV-MACAL	VV-PNST
Cash Flows from Operating Activities
Net Income	$(5,039)	$(7,755)	$(8,402)	$(6,577)	$(13,106)	$(9,842)	$(8,155)	$(4,772)
Adjustments to reconcile net loss to net cash used in operating activities:
None	0	0	0	0	0	0	0	0
Net Cash Used in Operating Activities	(5,039)	(7,755)	(8,402)	(6,577)	(13,106)	(9,842)	(8,155)	(4,772)

Cash Flows from Investing Activities
Purchase of collectible assets	(40,961)	(75,800)	(84,000)	(65,000)	(121,565)	(100,254)	(75,400)	(40,000)
Net Cash Used in Investing Activities	(40,961)	(75,800)	(84,000)	(65,000)	(121,565)	(100,254)	(75,400)	(40,000)

Cash Flows from Financing Activities
Advances from the manager	0	0	0	0	0	0	0	0
Proceeds from subscriptions	46,000	85,000	94,000	73,000	137,000	112,000	85,000	46,000
Net Cash Provided by Financing Activities	46,000	85,000	94,000	73,000	137,000	112,000	85,000	46,000

Net Change In Cash and Cash Equivalents	$0	$1,445	$1,598	$1,423	$2,329	$1,904	$1,445	$1,228

Cash and Cash Equivalents at Beg. of Period	0	0	0	0	0	0	0	0
Cash and Cash Equivalents at End of Period	$0	$1,445	$1,598	$1,423	$2,329	$1,904	$1,445	$1,228

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	0	0	0	0	0	0	0	0
Cash paid for income taxes	0	0	0	0	0	0	0	0

VV MARKETS, LLC
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	VV-SPAN	VV-STEML	VV-SUPR	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT
Cash Flows from Operating Activities
Net Income	$(7,772)	$(6,411)	$(6,320)	$0	$0	$0	$0	$0
Adjustments to reconcile net loss to net cash used in operating activities:
None	0	0	0	0	0	0	0	0
Net Cash Used in Operating Activities	(7,772)	(6,411)	(6,320)	0	0	0	0	0

Cash Flows from Investing Activities
Purchase of collectible assets	(74,800)	(56,800)	(63,800)	(128,313)	(135,700)	0	0	(137,100)
Net Cash Used in Investing Activities	(74,800)	(56,800)	(63,800)	(128,313)	(135,700)	0	0	(137,100)

Cash Flows from Financing Activities
Advances from the manager	0	0	0	128,313	135,700	0	0	137,100
Proceeds from subscriptions	84,000	64,500	71,500	0	0	0	0	0
Net Cash Provided by Financing Activities	84,000	64,500	71,500	128,313	135,700	0	0	137,100

Net Change In Cash and Cash Equivalents	$1,428	$1,289	$1,380	$0	$0	$0	$0	$0

Cash and Cash Equivalents at Beg of Period	0	0	0	0	0	0	0	0
Cash and Cash Equivalents at End of Period	$1,428	$1,289	$1,380	$0	$0	$0	$0	$0

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	0	0	0	0	0	0	0	0
Cash paid for income taxes	0	0	0	0	0	0	0	0

NOTE 1: NATURE OF OPERATIONS

VV Markets, LLC (the “Company”) is a Delaware series limited liability company formed on June 16th, 2020. VinVesto Inc. d/b/a Vint, is the sole owner of interests of the Company (other than interests issued in a particular series to other investors). The Company was formed to acquire and manage fine wines, spirits, and other wine related entities. The Company has created and it is expected that the Company will continue to create a number of separate series of interests (the “Series” or “Series of Interests”) and that each collection will be owned by a separate Series, and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series, but will not be entitled to share in the return of any other Series.

The Company’s managing member is VinVesto, Inc. (the “Manager”). The Manager is a Delaware corporation formed on June 16th, 2020. The Manager is a technology and marketing company that operates the VinVesto platform ("Platform") and manages the Company and the assets owned by the Company in its roles as the Manager and manager of the assets of each Series (the “Asset Manager”).

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

The Company has sold and intends to continue to sell Interests in a number of separate individual Series of the Company. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an offering related to that particular Series a collection of assets, (plus any cash reserves for future operating expenses). All voting rights, except as specified in the operating agreement or required by law remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required, determining how to best commercialize the applicable Series assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”). The Company and each Series shall have perpetual existence unless terminated pursuant to the Operating Agreement or law.

Operating Agreement

In accordance with the Operating Agreement each interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

After the closing of an offering, each Series is responsible for its own Operating expenses (as defined in Note 2(5)). Prior to the closing, Operating expenses are borne by the Manager and not reimbursed by the economic members. Should post-closing Operating expenses exceed revenues or cash reserves then the Manager may (a) pay such Operating expenses and not seek reimbursement, (b) loan the amount of the Operating expenses to the series and be entitled to reimbursement of such amount from future revenues generated by the series (“Operating expenses Reimbursement Obligation(s)”), on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new investors, which may include the Manager or its affiliates.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company or any of the Series have not generated profits since inception. The Company has sustained a $114,781.43 loss for the period ended June 30, 2022 and, has $1,807,068 of member’s equity as of June 30, 2022. The Company or any of the Series may lack liquidity to satisfy obligations as they come due. Future liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series of Interests. These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

Through June 30, 2022, one Series of the Company (Series VV-CHAM) has generated revenues to date, generating $22,487.97 in revenue from a partial sale of the underlying assets of that Series. The Company expects to generate revenues for certain Series this year. Each Series will continue to incur Operating expenses including, but not limited to, storage, insurance, transportation and maintenance expenses, on an ongoing basis.

From inception through June 30, 2022, VinVesto, Inc. or an affiliate has borne all of the costs of the Company. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating expenses for individual Series at the sole discretion of the Manager.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Offering Expenses

Offering expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for such Series, are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Wine & Spirits Assets and Other Collectible Assets

The assets are recorded at cost. The cost of the assets includes the purchase price, including any deposits for the asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the asset related to each series incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Company treats the assets as long-lived assets, and the assets are subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge may be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the assets. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.

As of June 30, 2022, the Company's total investment in the Wine & Spirits Assets across all Series was $2,577,400 as detailed in the table below. This is an increase of $46,000 to the total investment as of December 31, 2021, $46,000.

Series Name	Underlying Assets	Minimum Offering Size
VV-0001	California Collection	$ 46,000
VV-PNST	Laurent Ponsot Collection	$ 46,000
VV-SUPR	Super Tuscan Collection	$ 71,500
VV-CHAM	Champagne Collection	$ 73,000
VV-STEML	St. Emillion Collection	$ 64,500
VV-MACAL	Macallan Fine & Rare Collection	$ 85,000
VV-BOWCK	Bowmore Cask Collection	$ 94,000
VV-FUTUR	Bordeaux 2020 Futures Collection	$ 112,400
VV-BDX	Bordeaux Classics Collection	$ 85,000
VV-SPAN	Spanish Collection	$ 84,000
VV-DRC	DRC Collection	$ 137,000
VV-NAPA	Napa 2018 Collection	$ 142,000
VV-RHONE	Domaines of Rhone Collection	$ 153,000
VV-PDMT	Piemonte Collection	$ 154,500
VV-JPWY	Karuizawa “36 Views of Mt. Fuji”	$ 187,000
VV-PTRS	Petrus Collection	$ 29,000
VV-ROSE	Rosé Champagne Collection	$ 41,000
VV-BOD10	2010 Decade Collection	$ 99,500
VV-WBURG	White Burgundy Collection	$ 138,000
VV-GERM	German Collection	$ 53,000
VV-LAF10	Lafite 10-Year Vertical Collection	$ 121,000
VV-MACAL50	Macallan 50 Year Old Collection	$ 115,000
VV-JYFT	Joy Fantastic Vint Primeur Collection	$ 24,000
VV-GPS	Glenfarclas Pagoda Series	$ 129,000
VV-BDMA	Brunello di Montalcino All-Stars Collection	$ 43,000
VV-CDCV	Comtes de Champagne Vertical Collection	$ 38,000
VV-DRCH	Domaine de la Romanée-Conti Horizontal Collection	$ 53,000
VV-MR19	Mouton Rothschild 2019 Collection	$ 28,000
VV-SCRV	Screaming Eagle ‘17, ‘18, ‘19 Collection	$ 131,000

Operating Expenses

Operating expenses related to a particular collection of assets are costs and expenses attributable the assets of a particular Series and include storage, insurance, transportation, annual audit and legal expenses and other specific expenses as detailed in the Manager’s allocation policy. Operating expenses are expensed as incurred.

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating expenses the Manager may (a) pay such Operating expenses and not seek reimbursement, (b) loan the amount of the Operating expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

Income Taxes

The Company intends that the master series and separate Series will elect and qualify to be taxed as a C-corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company, a Delaware series limited liability company, whose managing member is the Manager, will admit additional members to each of its series through the offerings for each series. By purchasing an Interest in a Series of Interests, the investor is admitted as a member of the Company and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each investor grants a power of attorney to the Manager. The Operating Agreement provides that the Manager with the ability to appoint officers. Officers may also invest in assets for sale. The following table sets forth information with respect to the number of units or shares of each of our Series beneficially owned by our officers as of this filing.

Series Name	Owner	Number of Interests Owned	Cash Paid	Percentage of Series(3)
Series VV-0001	Vinvesto, Inc.	42	1932	4.20%
Series VV-PNST	Vinvesto, Inc.	210	4830	10.50%
Series VV-PNST	Patrick Sanders	96	2208	4.80%
Series VV-SUPR	Vinvesto, Inc.	12	432	0.60%
Series VV-CHAM	Vinvesto, Inc.	44	2200	3.01%
Series VV-CHAM	Patrick Sanders	15	750	1.03%
Series VV-STEML	Vinvesto, Inc.	517	5170	8.00%
Series VV-MACAL	Vinvesto, Inc.	56	2800	3.30%
Series VV-MACAL	Patrick Sanders	20	1000	1.18%
Series VV-BOWCK	Vinvesto, Inc.	395	18565	19.80%
Series VV-BOWCK	Patrick Sanders	322	15134	16.10%
Series VV-FUTUR	Vinvesto, Inc.	154	10780	9.60%
Series VV-BDX	Vinvesto, Inc.	13	520	0.70%
Series VV-SPAN	Vinvesto, Inc.	275	16500	19.60%
Series VV-SPAN	Patrick Sanders	173	10380	12.36%
Series VV-DRC	Vinvesto, Inc.	202	5050	3.70%
Series VV-NAPA	Vinvesto, Inc.	296	14800	10.40%
Series VV-NAPA	Nicholas King	40	2000	1.41%
Series VV-RHONE	Vinvesto, Inc.	130	5200	3.40%
Series VV-PDMT	Vinvesto, Inc.	342	17100	11.10%
Series VV-JPWY	Vinvesto, Inc.	69	2346	1.30%
Series VV-PTRS	Vinvesto, Inc.	5	290	1.00%
Series VV-ROSE	Vinvesto, Inc.	34	1394	3.40%

Series VV-BOD10	Vinvesto, Inc.	171	8550	8.60%
Series VV-WBURG*	Vinvesto, Inc.	0	0	0.00%
Series VV-GERM	Vinvesto, Inc.	91	4823	9.10%
Series VV-LAF10	Vinvesto, Inc.	18	1800	1.50%
Series VV-MACAL50*	Vinvesto, Inc.	29	580	0.50%
Series VV-JYFT	Vinvesto, Inc.	34	1020	4.30%
Series VV-GPS	Vinvesto, Inc.	36	1548	1.20%
Series VV-BDMA	Vinvesto, Inc.	19	950	2.20%
Series VV-CDCV*	Vinvesto, Inc.	16	800	2.10%
Series VV-DRCH	Vinvesto, Inc.	3	300	0.60%
Series VV-MR19	Vinvesto, Inc.	5	500	1.80%
Series VV-SCRV	Vinvesto, Inc.	7	700	0.53%
Series VV-BDXM1*	Vinvesto, Inc.	0	0	0.00%
Series VV-CB100	Vinvesto, Inc.	3	300	0.53%
Series VV-JSCV	Vinvesto, Inc.	10	1000	1.63%
Series VV-KGC1	Vinvesto, Inc.	18	900	1.20%
Series VV-LR15	Vinvesto, Inc.	4	400	0.57%
Series VV-PFGV*	Vinvesto, Inc.	0	0	0.00%
Series VV-BDX2K*	Vinvesto, Inc.	0	0	0.00%
Series VV-BXEP21*	Vinvesto, Inc.	0	0	0.00%
Series VV-CDVM*	Vinvesto, Inc.	0	0	0.00%
Series VV-CHBL1	Vinvesto, Inc.	3	150	0.50%
Series VV-DRC15*	Vinvesto, Inc.	0	0	0.00%
Series VV-DRCRC1*	Vinvesto, Inc.	0	0	0.00%
Series VV-KGC2*	Vinvesto, Inc.	0	0	0.00%
Series VV-MACAL2*	Vinvesto, Inc.	0	0	0.00%
Series VV-MACAL3*	Vinvesto, Inc.	0	0	0.00%
Series VV-MVRW*	Vinvesto, Inc.	0	0	0.00%
Series VV-POM1*	Vinvesto, Inc.	0	0	0.00%

The Manager or Asset Manager receives Sourcing Fees for each offering for Series of Interests in the Company that closes. During the first six months of 2021, the Manager received $2,891 in Sourcing Fees for one (1) Series that were closed.

Sourcing Fees	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
VV-0001	$0	$2,891
VV-PNST	$0	$0
VV-SUPR	$0	$0
VV-CHAM	$0	$0
VV-STEML	$0	$0
VV-MACAL	$0	$0
VV-BOWCK	$0	$0
VV-FUTUR	$0	$0
VV-BDX	$0	$0
VV-SPAN	$0	$0
VV-DRC	$0	$0
VV-NAPA	$11,557	$0
VV-RHONE	$12,404	$0
VV-PDMT	$12,456	$0
VV-JPWY	$15,516	$0
VV-PTRS	$2,179	$0
VV-ROSE	$3,366	$0
VV-BOD10	$8,452	$0
VV-WBURG	$0	$0

VV-GERM	$0	$0
VV-LAF10	$10,700	$0
VV-MACAL50	$0	$0
VV-JYFT	$3,280	$0
VV-GPS	$18,322	$0
VV-BDMA	$0	$0
VV-CDCV	$0	$0
VV-DRCH	$0	$0
VV-MR19	$4,069	$0
VV-SCRV	$0	$0

NOTE 4 - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular collection of assets and Operating expenses related to the management of such collectible assets.

Fees and expenses related to the purchase of an underlying collection of assets include the offering expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating expenses the Company distinguishes between Operating expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating expenses are similar in nature and consist of expenses such as storage, insurance, transportation and maintenance, pre-closing Operating expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-closing Operating expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series and/or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest or (iv) issuance of additional Interest in a Series. Allocation of revenues, expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying collectible assets, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Revenue from the anticipated commercialization of the collections will be allocated amongst the Series whose underlying assets are part of the commercialization events, based on the value of the underlying assets. No revenues have been generated to date.

Offering expenses, other than those related to the overall business of the Manager (as described in Note 2(4)) are funded by the Manager and generally reimbursed through the Series proceeds upon the closing of an offering. No offering expenses have been incurred by the Company as of June 30, 2021.

Acquisition expenses are funded by the Manager and reimbursed from the Series proceeds upon the closing of an offering. The Manager had incurred $5,539 in acquisitions expenses at June 30, 2022

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering. During the period from January 1, 2022 to June 30, 2022, the Manager has received $102,301 in sourcing fees .

NOTE 5: MEMBERS’ EQUITY

The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the assets held in that series after deduction of expense allocations and direct expenses attributable to the assets, based on their percentage of the total outstanding Interests in that Series.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

Distributions Upon Liquidation

Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the assets will be liquidated, and proceeds distributed as follows:

(i)first, to any third-party creditors;

(ii)second, to any creditors that are the Manager or its affiliates;

(iii)third, 100% to the Interest holder of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution.

NOTE 6: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of June 30, 2022.

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 7: SUBSEQUENT EVENTS

The Company intends to issue continue issuing securities of the underlying series in a securities offering meant to be exempt from US Securities and Exchange Commission registration under Regulation A.

ITEM 4. – EXHIBITS

Exhibit Index

The documents listed in this Exhibit Index are incorporated by reference or are filed with the offering statement of which this offering circular forms a part, in each case as indicated below.

Exhibit No.	Description
2.1	Certificate of Formation of VV Markets, LLC^
2.2	Limited Liability Company Agreement of VV Markets LLC^^
3.1	Series Designation for Series VV-0001 Interests^^
3.2	Series Designation for Series VV PNST Interests^^^
3.3	Series Designation for Series VV-SUPR Interests^^^
3.4	Series Designation for Series VV-STEML Interests^^^
3.5	Series Designation for Series VV-MACAL Interests***
3.6	Series Designation for Series VV-BOWCK Interests***
3.7	Series Designation for Series VV-FUTUR Interests***
3.8	Series Designation for Series VV-BDX Interests***
3.9	Series Designation for Series VV-SPAN Interests***
3.10	Series Designation for Series VV-DRC Interests*
3.11	Series Designation for Series VV-NAPA Interests*
3.12	Series Designation for Series VV-RHONE Interests*
3.13	Series Designation for Series VV-PDMT Interests*
3.14	Series Designation for Series VV-JPWY Interests*
3.15	Series Designation for Series VV-PTRS*
3.16	Series Designation for VV-ROSE++
3.17	Series Designation for VV-BOD10++
3.18	Series Designation for VV-WBURG++
3.19	Series Designation for VV-GERM+
3.20	Series Designation for VV-LAF10++
3.21	Series Designation for VV-MACAL50++
3.22	Series Designation for VV-JYFT++
3.23	Series Designation for VV-GPS++
3.24	Series Designation for VV-CHAM^^^
3.25	Series Designation for VV-BDMA +++
3.26	Series Designation for VV-CDCV +++
3.27	Series Designation for VV-DRCH +++
3.28	Series Designation for VV-MR19 +++
3.29	Series Designation for VV-SCRV +++
3.30	Series Designation for VV-BDXM1##
3.31	Series Designation for VV-CB100##
3.32	Series Designation for VV-JSCV##
3.33	Series Designation for VV-KGC1##
3.34	Series Designation for VV-LR15##
3.35	Series Designation for VV-PFGV##
3.36	Series Designation for VV-BDX2K#
3.37	Series Designation for VV-BXEP21#
3.38	Series Designation for VV-CDVM#

3.39	Series Designation for VV-CHBL1#
3.40	Series Designation for VV-DRC15#
3.41	Series Designation for VV-DRCRC1#
3.42	Series Designation for VV-KGC2#
3.43	Series Designation for VV-MACAL2#
3.44	Series Designation for VV-MACAL3#
3.45	Series Designation for VV-MVRW#
3.46	Series Designation for VV-POM1#
4.1	Form of Subscription Agreement^^^
6.1	Management Services Agreement, dated July 1, 2020, between VV Markets, LLC and VinVesto, Inc. ^^
6.2	Purchase and Sale Agreement, dated September 1, 2020 between VinVesto, Inc. and VV Markets, LLC.^^
6.3	Software and Services License Agreement dated December 20, 2020 between VinVesto, Inc and North Capital Investment Technology Inc. ^^
6.4	Receipt^^
6.5	Receipt^^
6.6	Receipt^^
6.7	Storage Agreement dated January 19, 2021 between VV Markets, LLC and Domain DC Storage.^^
6.8	Form Purchase Option Agreement*
6.9	VV-MACAL Purchase Option Agreement***
6.10	VV-BOWCK Purchase Option Agreement***
6.11	VV-FUTUR Purchase Option Agreement***
6.12	VV-BDX Purchase Option Agreement***
6.13	VV-SPAN Purchase Option Agreement***
6.14	VV-DRC Purchase Agreement*
6.15	VV-NAPA Purchase Option Agreement*
6.16	VV-RHONE Purchase Option Agreement*
6.17	VV-PDMT Purchase Option Agreement*
6.18	VV-JPWY Purchase Option Agreement*
6.19	VV-PTRS Purchase Agreement*
6.20	VV-ROSE Purchase Agreement**
6.21	VV-BOD10 Purchase Agreement**
6.22	VV-WBURG Purchase Agreement**
6.23	VV-GERM Purchase Option Agreement**
6.24	VV-LAF10 Purchase Option Agreement**
6.25	VV-MACAL50 Purchase Option Agreement**
6.26	VV-JYFT Purchase Option Agreement**
6.27	VV-GPS Purchase Option Agreement**
6.28	VV-BDMA Purchase Agreement +++
6.29	VV-CDCV Purchase Agreement +++
6.30	VV-DRCH Purchase Agreement +++
6.31	VV-MR19 Purchase Agreement +++
6.32	VV-SCRV Purchase Agreement +++
6.33	VV-BDXM1 Purchase Agreement##
6.34	VV-CB100 Purchase Agreement##

6.35	VV-JSCV Purchase Agreement##
6.36	VV-KGC1 Purchase Agreement##
6.37	VV-LR15 Purchase Agreement##
6.38	VV-PFGV Purchase Agreement##
6.39	VV-BDX2K Purchase Agreement#
6.40	VV-BXEP21 Purchase Agreement#
6.41	VV-CDVM Purchase Agreement#
6.42	VV-CHBL1 Purchase Agreement#
6.43	VV-DRC15 Purchase Agreement#
6.44	VV-DRCRC1 Purchase Agreement#
6.45	VV-KGC2 Purchase Agreement#
6.46	VV-MACAL2 Purchase Agreement#
6.47	VV-MACAL3 Purchase Agreement#
6.48	VV-MVRW Purchase Agreement#
6.49	VV-POM1 Purchase Agreement#

# Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on July 22, 2022

## Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on March 25, 2022

^ Incorporated by reference to the Company’s offering statement on Form 1-A filed with the SEC on August 31, 2020

^^ Incorporated by reference to the Company’s offering statement on Form 1-A/A filed with the SEC on March 25, 2021

^^^ Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on May 6, 2021

* Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on October 12, 2021

** Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on February 11, 2022.

*** Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on July 22, 2021.

+ Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on April 19, 2022.

++ Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on March 24, 2022.

+++ Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on May 27, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 23, 2022.

VV MARKETS, LLC
By:	VINVESTO, Inc., its managing member

By:	/s/ NICK KING
Nick King Chief Executive Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Nick King	Chief Executive Officer and Director of VinVesto, Inc.	September 23, 2022
Nick King	(principal executive officer and principal financial and accounting officer)

VinVesto, Inc.	Managing Member	September 23, 2022

By:	/s/ Nick King
Name: Nick King
Title: Chief Executive Officer